UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SPORT ENDURANCE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

84918P208

(CUSIP Number)

Michael S. Morrow

4791 S. Kings Row Drive, Apt. 23

Salt Lake City, UT 84117

(714) 624-6003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2015

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

CUSIP No. 84918P208	13D

1.	NAMES OF REPORTING PERSONS Michael S. Morrow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7.	SOLE VOTING POWER	14,500,000
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	14,500,000
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.69%
14.	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

The purpose of this Schedule 13D filing is to disclose ownership of Sport Endurance, Inc., a Nevada corporation (the “Company”) Common Stock par value $0.001 (the “Stock”). On November 6, 2015, the reporting person acquired 14,500,000 shares of Common Stock of the Company for a total consideration of $14,500.00. Thereafter, on December 2, 2015, the reporting person was appointed Chairman of the Board and President of the Company.

This Schedule 13D is being filed by Michael S. Morrow to disclose its ownership of approximately 18.69% of the Company’s outstanding Common Stock.

Item 1. Security and Issuer.

The name of the issuer is Sport Endurance, Inc., a Nevada corporation which has its principal offices at 1890 South 3850 West, Salt Lake City, Utah 84104. This statement relates to the Company’s Common Stock par value $0.001.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Michael S. Morrow, 4791 S. Kings Row Drive, Apt. 23, Salt Lake City, UT 84117 (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased 14,500,000 shares of Company Common Stock for an aggregate purchase price of $14,500.00. See Explanatory Note, above.

Item 4. Purpose of Transaction.

The Reporting Person acquired 14,500,000 shares of Company Common Stock for a cash payment of $14,500.00.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Person is the beneficial owner of 14,500,000 shares of Company Common Stock. The Reporting Person believes the number of shares of the Company’s outstanding common stock to be 77,575,303 as of November 13, 2015.

(b)	The Reporting Person has the sole power to vote and dispose of 14,500,000 shares of the Stock.

(c)	Except for the transactions described in the Explanatory Note above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	Except as reported herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in the Explanatory Note, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2015

/s/ Michael S. Morrow
Michael S. Morrow